FILED BY SKYWORKS SOLUTIONS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: QORVO, INC.

COMMISSION FILE NO. 333-291947

On March 2, 2026, Philip Brace, Chief Executive Officer and President of Skyworks Solutions, Inc., participated in a fireside chat with Morgan Stanley. The following is a transcription of the fireside chat:

Skyworks Solutions, Inc.

March 02, 2026

8:30 AM PST

Joe Moore:	All right, great. Everybody, I'm Joe Moore. Happy to have Phil Brace from Skyworks.

I'm supposed to read real quickly safe harbor. For important disclosures, please see the Morgan Stanley research disclosure website at www.morganstanley.com/researchdisclosures. If you have any questions, please reach out to your Morgan Stanley sales representative. So that out of the way.

So, Phil, it's great to have you here. You were here last year. I think it was your first presentation as the CEO of Skyworks. And I was really impressed at the time how candid you were about everything. And we talked about Qorvo and M&A and all the things that are sort happening now, and I appreciate that. I think you talked about having a culture of accountability and not blaming customers for sockets that you lose and things like that, and I liked all that. So maybe if you could just talk about that last year, just any big overview comments, and then we'll go into Q&A.

Phil Brace:	It's been a remarkable year, thanks. It was about a year ago. This is my conference I came to as CEO. And you look at what's happened over the past year, and it's kind of been -- it's been amazing. I would say I am pleased, but not satisfied.

If you look over the past four years, I think we've done a good job of continuing to do what we say we're going to do. I think we've got four consecutive quarters of beat and raise. So I think I feel good about how we've managed the business, how we've done that. I think we changed the trajectory of content at our largest customer, which was a major overhang on the stock. I think we've taken some steps to consolidate some of the factories in there to help give us some gross margin. I brought in some new leadership from that side. And then not least of which is it's certainly the biggest acquisition in the company's history and created a very compelling opportunity to create some value.

So I think it's been a good year or so. But then you have the overhang of, okay, who would have thought there would be a war in the Middle East? Who would have thought there would be Tariff Day? Who would have thought there'd be memory apocalypse and SaaS apocalypse and all the other things. But we're just trying to put one foot in front of the other, deliver great products and have, I really believe that being at the center of wireless technology, the world is wireless. We're going to build great products with great technology. Just focus on that and the rest will take care of itself.

Joe Moore:	I want to get to the apocalypses, but just from a bigger picture standpoint, RF as a growth driver, there's been a persistent drive to diversify the business for you, for Skyworks as well. But you also feel like RF's a good growth driver. It's just customer concentration, things like that are reasons to think differently. Can you talk about that? Do you still believe that there's solid growth in the smartphone space as well as in the --

Phil Brace:	I probably believe it more now than I did a year ago, and let me tell you why. First, you really look and you go, okay, the world is a wireless place. The earth will not be covered in data centers, and the way that this information is going to get out is going to be wireless. I look at all the technology that we have coming down the pipe that we can see through 2030, not including 6G, not including some of the power space, not including that, and I love the specialized technology we have. The combination with Qorvo gives us gallium nitride, GaN, which brings us power side, RF side. I just think we're in a really great spot, and I think we'll just play our cards and drive that out. And I think that's going to be a great spot to be.

Joe Moore:	Great. Well, maybe if we could talk about the smartphone space in the short term, maybe starting with the memory apocalypse that you mentioned. It seems like so far, we're all pretty consistent that there's been some turbulence in China where you guys don't play as much, but Qualcomm highlighted that. Other parts of the market are okay. What's your line of sight there? Do your customers have enough DRAM? Will they have enough DRAM six months from now?

Phil Brace:	It's something I think we all still have the scars from the COVID time where we had all these double and triple orderings and things like that. And so I think we are being cautious. We're taking a very close eye on it. I will say, as I mentioned on my earnings call, we have not seen that. Certainly our largest customer, if you look at their earnings call and what they did, they actually had very strong unit demand and continue to drive that. We think they're actually gaining share in some of the spots. The CEO of that company is a supply chain individual, so you might imagine they're using that to their advantage. We have not seen it. And even in our broad market space, we continue to see really strong.

Now, is there some scenario that we don't? Yeah, okay, well, we're keeping our inventory low. We're watching the book-to-bill carefully. We're managing as best we can, and so far we've been okay.

Joe Moore:	And your focus on the premium tier should buffer you to some degree? I feel like if we do see builds getting cut, it'll be there.

Phil Brace:	Yeah, there was some news in Las Vegas time where a lot of the cell phone guys, particularly in the emerging markets in China, took their builds down by a lot. You look at what our largest customer has done and where we've got other exposure, it's in the premium tiers, and we haven't seen that.

Joe Moore:	And does it come back to you in the sense of the smartphone guys asking you for price concessions to sort of make room for memory?

Phil Brace:	No. For better or worse, particularly for our largest customers, we negotiate the pricing yearly. What I joke about that is if you're a car manufacturer and the price of the transmission doubles, it's hard to ask the spark plug guys to give their spark plugs away for free. It's kind of what you're talking about. There's no chance we could in any way offset any of that.

Now, where we do see some of, I'll say, inflationary pressure is on the input cost side. Similarly, once we negotiate it, we don't have that opportunity to raise a discount, but it's also difficult for us to pass through. In some ways, I feel really good if you look at our gross margin guidance, because you can imagine we've seen inflationary cost pressures, things like gold, things like assembly tests, things like PCB, all the things you read about. We're certainly seeing some of that. I think we've done a good job of working with our supply chain and our partners to kind of balance that. So we've done a pretty good job. So where we see that price pressure is mostly on the input cost side.

Joe Moore:	Okay. Okay, helpful. Thank you. With regards to your biggest customer, Apple, you talked on the earnings call about kind of a flattish content in the next round. Can you talk about the puts and takes there? I know you aspire to get it back to growth, but it seems like stabilization is a good interim step.

Phil Brace:	I think that, look, it's a hyper-competitive market. I would say I am pleased, but not satisfied. I think we can do better. I honestly think we can do better. I think there are some things we did well this time, but I think that there's more upside ahead for us from that if we continue to execute very well. Some of the investments we made in the R&D space a couple of years ago and last year, I don't think we've seen those fully play out yet.

But I think that changing the slope of the curve was incredibly important to do that. I think we've done that. And I think that we're trying to get ourselves -- one thing, just to zoom out a little bit, and you look at our largest customer, just to take the biggest one, they talked about their installed base being 2.5 billion units. You pick well north of 1 billion as mobile handset devices. You kind of do the math of what you think the RF content is there. And think about that as our opportunity pool that gets refreshed every four years. So that's really what we want to do.

Then if you look at the combination with Qorvo, really what it enables us to do, and it's a little bit counterintuitive because what it should do, even though we get more business there, we actually -- volatility should go down because the single socket risk goes down. So if you end up having a massive TAM with some tailwinds behind us in terms of 6G, AI enablement and having a large customer who's gaining share in the iOS ecosystem, it should end up in a pretty good spot for us.

Joe Moore:	And how -- the post mortem on what happened before you got here, you lost half of an important socket to Broadcom. Is that sort of the steady state is that you sort of share that socket, and is that the normal state of affairs? And any areas where you see opportunity for growth or potential for loss?

Phil Brace:	Good question. Look, it is a -- so I want to be, to state the obvious. The customers, whether it's the largest one we have or other customers, they're not changing their behavior because of us. They're going to continue to motivate and pick the song. So it behooves us to develop competitive products. Our customers are constantly going to look for alternatives, multiple sources, just like we do. It's our job to make it super difficult. Fine, if you want to have an alternate product that performs worse or has more power or whatever, then please go ahead and do that. It's our job to make it difficult for them to do. But no one should confuse their gravity.

There's only so many places in the world. If you're a semiconductor company like us and you pick whatever normal number you think for iPhones, 250 million, 270 million or whatever, there's only so many places in the world where you have that kind of TAM that ships every single year. And so that gives them a certain amount of just a competitive environment that exists there.

Joe Moore:	And now you know what the modem is for that customer going forward. There's kind of coalescing around the internal modem platform. Does that help you? Does that help you both from the standpoint of inertial momentum, but also just to sort of have a clear insight into this is the ecosystem that --

Phil Brace:	I think that does, because I think that there's obviously less duplication of effort on both sides for that. I also, what I'm excited about as well is that, and we really haven't talked about it. If you look at having the combination of the end-to-end signal chain from some of the receivers and transmitters all the way out to the antennas, I think there's some things we can do having access to the entire RF chain that we didn't have before. So I think the clarity on the internal platform is helpful. I also think having the entire RF signal chain is helpful. And we've seen evidence of that, of the benefits of that, at other large customers we have where we have a more complete picture of that. So I'm excited about that.

That will take years to develop. Because we've got to get in there, we've got to do the innovation, we've got to do some of that stuff. But look, that's what I love. I love technology where it's hard, it's complicated, it's difficult, it's gritty. That's where I make difference.

Joe Moore:	Yeah, okay. And so then, you talked about coming here a year ago, we need to have technology leadership. It's not that Broadcom got better than you, but they got on par, and that allowed you to share the socket. Where do you stand now with regards to that? Are you rebuilding that leadership?

Phil Brace:	Yeah, I feel good about our technology, I feel good about that. I know I'm going to say something here which is a little bit counterintuitive. I actually love competing with Broadcom. They're smart, they're aggressive, they've got good technology, and you've got to win having the best products.

Joe Moore:	Great. And they don't cut price.

Phil Brace:	Yeah, let's go. Let's go compete. That's the place I want to go be. And I love that, so let's go do that. Let's suit up and go do that. That's the best place to be. So I feel good competitively. We can do better. I'm happy with where we are. Let's do better.

Joe Moore:	And the capabilities you have, and I'm not an RF engineer at this point, but you've had this big push into Bulk Acoustic Wave, and you have a lot of the capabilities that they have. You're satisfied with the technologies that you have to fight that battle?

Phil Brace:	No. I always want to get better. That's part of what I -- when I look out, we have visibility into stuff going out until the end of the decade. I'm excited about what we can do. I get shivers talking to you about it. That's why I just, I believe this is a great place to be. And while everyone's focused on other stuff right now, we're just going to focus on delivering great technology and focus on that.

Joe Moore:	Maybe we can talk about Android a little bit. And you've said that sort of Apple's probably best positioned to deal with these memory situations. But I think Samsung's pretty well positioned to deal with that as well. Yeah, you would think. You would hope. I know there is a co-opeition between those groups, but they should be able to at least secure enough to build phones. So, how do you feel about your two big Android customers and the opportunities around the Android ecosystem?

Phil Brace:	I do think that, I would say they're different. One of our large customers, U.S.-based large customers, we've had a very collaborative relationship with them for many years, and they actually value what we do. They are willing to collaborate and work with us and frankly, pay for the performance and capabilities that we're able to give them, which enables them to differentiate their phones. And frankly, we feel good about that. They do things differently in a way that allows us to put some of our best and brightest people on there. So, I feel good about that.

And I think that some of them are also starting to see that the end point can be a very strategic element for AI, because that's the way that most people are going to access AI. It's going to be through a device like this. And so I think that some of them are viewing it as -- and having a really good product there is a competitive advantage. And so I feel good about that.

Joe Moore:	Can we talk about that a little bit? This time last year, that was kind of the hot topic was edge AI, we're going to basically replicate what happens in the cloud on your phone. And that's clearly not the case. And that theme has kind of, the enthusiasm has come down a little bit. But you're absolutely right that the AI happens at the device level, that there have to be edge AI capabilities. Is that going to drive content up over time? And give us a picture of what you're seeing with regards to that.

Phil Brace:	When we zoom out, what we have started to see is, I'll give you an example of what we started to see. We started to see more emphasis on the transmit side versus the receive side. And we've seen that out there. There's a couple of things happened with that. One is because it turns out the transmit side is really what defines how far away you can get from the tower, think of that as a speaker and a microphone. The tower itself can have a very large microphone, and you don't need a big speaker to hear the microphone. On the flip side, this can only have so big a microphone. And so the speakers on the receive side need to be very sensitive. The louder you make the microphone, the better you're going to get.

And so we see a lot of where -- now the challenge, of course, is that that produces a lot of current. It takes out the battery. So that's why there's a lot of RF coming in there. Some of the technology we have is just amazing. I don't know if some of you remember the double bounce thing. That's where the MIMO comes in. Remember the trampoline, you're doing the double bounce? Well, there's like that kind of technology that exists on the wireless side that goes more than two. And so some of the technology that we've seen is on the transmit side, and we think that is not only related to 6G, but more upload capability. So we started to see some of that.

Joe Moore:	Okay. And you referenced -- Google is obviously a leader in AI and smaller in phones, but it seems to be doing a lot to bring those features to the phone.

Phil Brace:	Actually, I think they've done a really good job. Actually, some of their products are very, very competitive. And I think they're investing there to make sure that Android doesn't get relegated to just the bottom tier. They want to have a halo device. And I think they're pretty well competitively positioned. If you look at where Gemini is, their relationship with their largest customer, I personally think they're in a pretty good spot.

Joe Moore:	Yeah. A lot of Skyworks content in their phones.

Phil Brace:	A lot of Skyworks content in this. Yes, correct.

Joe Moore:	Okay, great. So maybe shift gears a little bit, talk about Qorvo. What led you to that decision? You've sort of been on a path where you were looking to diversify, but also saying there may be opportunity to grow this way as well. What led you to move in this direction?

Phil Brace:	I'd known Bob since before I took this job. I'd known him for several years. And just standing back without the benefit of actually being inside, I actually thought the companies would be doing well together. It's one of the ideas, when we sat here a year ago, it was already in my brain to do that. The more I got into it, the more I realized, oh my gosh, how complimentary these products are. Everyone just really focused on the overlap, and there really isn't as much as people think.

I think that I looked at it and go, wow, the combination of these two companies, if you look at it together, [Brielle's] a $5.5 billion dollar mobile business that should have an improved margin profile, more stability and opportunity to innovate across the entire signal chain. And then we build a $2.7 billion non-mobile business that gets exposure to areas like defense and brings the GaN technology for both RF GaN and power GaN. You look at the combination being north of 50 points of gross margin, which is a big plus there, 30 points operating income, growing nicely.

I think it completely changed the shape of the company and, frankly, puts us on a different trajectory that we can go do other things. And the financial profile of it when we're done is going to be attractive. So for me, I don't think there's another better move that I could have made, and I just, I can't wait to get it done.

Joe Moore:	And the cost synergies are pretty clear, but on the revenue synergy side, it seems like when you get into these, you get all the hard conversations about what would make the deal happen or not happen. And I feel like this is actually a good deal, whether both companies are gaining content or both companies are losing content, it's still better to sort of put the combination together. But you have opportunities then to have higher smartphone content in addition to the broad markets capability.

Phil Brace:	100%. And we have not, if you actually look at that, I think I've tried to be -- I tend to be a meat and potatoes kind of guy. What I mean, just say what I'm going to do, and I try and avoid other stuff. But what we have not underwrote, we haven't really underwritten any significant revenue synergies at all. And shame on us if we aren't able to figure that out. We haven't underwritten any sort of multiple synergies either. Shame on us. We haven't been able to get that with gross margins higher and stability higher.

And I think we've laid out, I think we have a high degree of confidence in the synergies we can deliver them. I don't think, if you look at how it's split between OpEx and COGS, none of them seem to me to be aspirational, and so I feel really good about it. Regulatory is proceeding as we expected. Shareholder vote was overwhelmingly supportive of it. And I think we're just, we're kind of moving through the pendency period and all the fun that's involved in that.

Joe Moore:	On that regulatory side, are there any hurdles remaining? Is China a factor, their approval? Your biggest customer seems to be okay with it, which seems good. Just anything you can help us with on that.

Phil Brace:	Look, I would say that the regulatory process is proceeding as we expected. We're well-advised. We're having constructive dialogue with everybody. Semiconductors are a very visible space these days. We've kind of gone from the shadows into the spotlight, so everybody's looking at that. Not unexpected. I don't think there have been any surprises. I don't think anything has changed my view on our ability to get this closed. And we'll continue to work closely with our advisors to get it done.

Joe Moore:	Okay, great. And so then if you think about this business mix after this deal is closed, what do you think is the optimal mix between smartphone and broad markets? And is diversification away from the biggest customer a priority in the way you think about this?

Phil Brace:	The short answer to that question is yes. We have a problem -- a problem, and I say that in air quotes of luxury. We have been working with that largest customer for 20 years. And probably, I don't know this to be a fact, but I got to believe it's true, I don't think anyone's shipped more RF components to them than we have. When you think about how luxurious -- think about the challenge we would have if I didn't have that largest customer. So we've built fantastic products. We've engaged with them for multiple decades, I think probably, certainly in every wireless product that they've probably ever made. And so now they've become a huge customer of ours.

So how do you make something big look smaller? You put something bigger next beside it. So I think we have to continue to grow our non-handset business, continue to drive the volatility down. I think what we're trying to do is get that volatility down so that we get some more stability there, get our gross margins above 50, and then continue to diversify the business to help bring some more stability and predictability. I think all of those things will happen.

So yes, we're going to continue to be focused on growing our non-handset business. And I'm excited about having a good platform to do it with when we close with Qorvo.

Joe Moore:	I've made this comment to you before and you probably don't like it, but I feel like it's annoying to have a low multiple because you have high customer concentration. On the other hand, there's opportunity implicit in that. You can buy back stock every year at a low multiple. You can grow earnings that way. You can just grow your earnings for a decade as you did before when you just gained content at that customer year after year after year.

Meanwhile, diversification assets are expensive. When I look at some of the recent transactions, they've been, for a company like yours, the math would be a little bit more challenging than the Qorvo math. So just how do you think about those trade-offs? Is it -- and you're not going to have -- Apple won't be as large a customer at some point, but they'll still be a really large customer. They'll still be the first question I have to ask you.

Phil Brace:	Yeah, of course. It's a good question. So first off, I feel really good about our capital structure and our balance sheet to be able to have some flexibility to do that. I think that historically, the company has been a disciplined allocator of capital. Certainly, if you look at even the year that I've been here, we've probably returned $800 million to investors via share buybacks and $400 and some million in dividends. But I also think that historically, the company's done that. And you could argue that maybe there should have been some more allocation to M&A to help diversify the business. And I think that we took one step here with Qorvo.

I do think that some of the -- I can't decide on what the multiple of the stock will be. All I can do is execute and deliver and continue to get. I do think, however, that the multiple should improve. If history is any guide, if we get our gross margin over 50, we drive some more predictability in the business, people have belief in the long-term position where we go. We're kind of in a more focused industry from that side. And so I'm optimistic. And none of that is baked into the numbers. So that's kind of how I look at that.

But you're right, it does limit. I talked with some of my investors before. Sure, I can go off and buy some sort of data center play at 30x revenue multiple. That wouldn't make a darn bit of difference for the company at the end. And that's a difficult place to be.

Joe Moore:	Okay. Helpful. So speaking of the broad markets business, you've had a good run there, eight quarters in a row of growth. Can you talk about what's driving the strength there as a combination of industry recovery, but also some nice growth drivers? Can you give us an overview of that?

Phil Brace:	The industry recovery, some of the products, we're still having inventory hangover for a while ago. That seems to be behind us now. Our biggest growth drivers, Wi-Fi, Wi-Fi 7. The migration there continues to be, that's probably the biggest play there on that side. Automotive has been a nice driver for us.

The funny thing is we're, on the grand scheme of automotive, we're still a small player, but we're in the nice spot. We're in the vehicle connectivity, vehicle entertainment, this kind of stuff. Independent of combustion engines and where it goes, do you see yourself having more or less connectivity out in time? Well, probably more. And do you see it becoming a software-defined vehicles and all the other things we're at? So that seems to be going pretty well.

And then you've got the industrial data center piece, which is continuing to grow up there as well. And then when we get the Qorvo piece, you get the defense space, and so I feel good about those.

Joe Moore:	It seems like pretty clear that the case study of a successful acquisition was the Silicon Labs connectivity business, like you've gotten a lot from that.

Phil Brace:	Yeah, I think that was good. I think that that was a good place to be. And I think that the Qorvo combination will be another good step for us. We should be in a dramatically different place. I think both companies are going to benefit substantially from that.

Joe Moore:	Great. Can you talk a little bit about the Wi-Fi 7 cycle? Where are you in that? How much of a growth driver will that be for you?

Phil Brace:	I think we're early innings in that. I think that we're still probably in the third inning of that, I would say, of a nine-inning baseball game. And I think we've got -- the demand there seems to be really strong. Improved latency, improved bandwidth, improved power management. a lot of stuff going on there that I think is going really well. And so that demand seems to be very strong. We've already started work on Wi-Fi 8. So that's why I feel confident that that one is a long-term driver there from that side. And we're seeing both on the CPE side in the industrial side as well. So that one seems to be going pretty well.

Joe Moore:	So the broad markets business, particularly once you integrate the equivalent business at Qorvo, you have pretty good growth opportunities. You don't need to do more acquisition to bolster that, but you're willing to if the opportunities are there.

Phil Brace:	I think we're going to be disciplined. Look, I think that we still need to continue to diversify the business. Even when we're done with the Qorvo situation or Qorvo combination, we'll still have more than 50% exposure to the one customer, and a disproportionate percentage of that is in the handset space. So I do think we're going to continue to emphasize that growth. Now that growth should -- as our broad markets continues to grow, that mix will come down, but I still think we're going to be looking to diversify there as well. I think it's just an important point for us.

Joe Moore:	Okay, great. And then on some of the financial questions, can you give us an update on the factory optimization initiatives that you've been talking about and kind of where gross margins are going to be down the road with the two combined companies?

Phil Brace:	Certainly, both of us have taken some self-help process along the way. You've seen us make a decision on our Woburn facility. Some of the manufacturing decisions take a while to feather into the P&L because you've got to -- you can't just shut them right off. You've got to, I'll say, run them out over time.

And so we certainly think when we look at the gross margin of the combined company, we put out a model there of 50-55. And how do you get there? Well, if you look at the mobile space, you've got mixed improvement in the mobile space as Android, which is structurally lower gross margin, goes down. You're going to be offset by a higher mix within the mobile space. Then you've got the mix of the broad markets versus mobile. The combination should be higher broad markets than mobile, so you've got another tailwind there. And then you've got some structural things we can do on the COGS side with the combination to drive margins there.

So we feel very comfortable with the 50-55% range, which I think puts us in a different tier of company we had before. That's how we look at that.

Joe Moore:	That's great. And then can you talk about the R&D priorities? How much of it will be going towards smartphone versus new markets?

Phil Brace:	Look, wireless, I would say wireless is going to continue to be the wise one. The reason I picked that is there's lots of different applications. The handset's obviously the biggest one, but there's a lot of overlap there in terms of base technology with the Wi-Fi side, with the defense side. So I think that'll continue to be a major, major push there.

And frankly, we need to continue to be competitive. If I, again, I go back to look at the install base of where we are today, both in the iOS side and the Android side, and you look at that, we talked previously about the fact that the refresh rate now of the phones is probably the longest it's ever been. Well, we're starting to see that getting pulled in. Well, that's a huge tailwind for us too, because at 1.x billion units, if you take a refresh rate of four and a half years and you pull that down to four, just do the math alone, that's a lot more units that happen. And so I think that we need to continue to be competitive. Like this, we cannot -- and we compete with some other giants out there. So we need to continue to be competitive. So that'll be number one.

And then number two will be continue to emphasize the diversity play. I really like that we're picking up some GaN space in the defense side. So both power GaN and RF GaN, that's going to be an area of emerging priority for us.

Joe Moore:	You mentioned 6G a couple of times. The timeframe's still a few years out, I think. Can you just talk about, is there a big sea change to RF content? Anything, any big opportunities you're looking for?

Phil Brace:	Historically, we've seen dislocations around some of the G side, and so I'm not sure that this is going to be any different. I would say, I think one of the things that we see as potentially different is that during the 5G cycle, I think a lot of the operators, there was just tremendous amounts of capital. I'm not sure. I think there's going to be more requirements put on the end devices this time, which should benefit us as well. But there's still some emerging work to be done on that side.

Joe Moore:	Okay. Great. I have one more question and then I'll open it to the audience. Can you talk about the use of cash? We talked about buybacks and things like that, but obviously you have the acquisition now, but you've been in this very strong cash flow environment. How do you think about uses of cash?

Phil Brace:	Look, clearly the number one use of cash is to continue to invest in our core business. We have got to maintain and grow leadership there. Second, obviously, is respect to capital. We need to continue to invest in the capital and run our factories and do those kinds of things.

Today, we have dividends. I would argue the dividend rate is probably high. Now, some would argue that's because our stock price is too low, which I agree with as well. So dividends are obviously something to do. Then we'd be doing share buyback and M&A. I think that evidence would suggest we're putting a little bit of increased priority on M&A just because I think we need to change the shape of that company. You could argue over the past 10 years, we've been incredibly disciplined about returning a lot of capital to shareholders, but haven't really changed the shape of the company at all. And so I think the Qorvo deal is an example of us using a combination of cash and equity to kind of help change the shape of the company. So that's how I think about that.

Joe Moore:	Great, thank you. Let me pause there and see if we have questions from the audience. If not, okay. Well, maybe we'll close there. Just any closing remarks, anything you want us to think about with the opportunity with Skyworks in the next --

Phil Brace:	No, thanks. I guess when I look at the combination of Skyworks and Qorvo put together, you have a very significant mobile handset business. You have less volatility, stability through the cycles, less single socket risk, innovation across the signal chain and be a leader in the RF space, coupled with a very attractive non-handset business that is exposed to nice areas like Wi-Fi, defense, aerospace and industrial. Combination being north of 50 points of gross margin, 30 points operating income, throwing off a nice position of cash and being in a position to continue to grow outside of that. So, I'm excited.

Joe Moore:	Great. Well, thank you very much.

Phil Brace:	Great. Thank you.

Important Information About the Proposed Transaction and Where to Find It

In connection with the Mergers, Skyworks has filed with the SEC a registration statement on Form S-4 (File No. 333-291947) (the “Registration Statement”), which includes a prospectus with respect to the shares of Skyworks’ common stock to be issued in the Mergers and a joint proxy statement for Skyworks’ and Qorvo’s respective stockholders (the “Joint Proxy Statement/Prospectus”). The Registration Statement was declared effective on December 23, 2025, and Skyworks filed a final prospectus on December 23, 2025, and Qorvo filed a definitive proxy statement on December 23, 2025. The Joint Proxy Statement/Prospectus was mailed to stockholders of Skyworks and Qorvo on or about December 23, 2025. Each of Skyworks and Qorvo may also file with or furnish to the SEC other relevant documents regarding the Mergers. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Skyworks or Qorvo may mail to their respective stockholders in connection with the Mergers.

INVESTORS AND SECURITY HOLDERS OF SKYWORKS AND QORVO ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGERS OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SKYWORKS, QORVO, THE MERGERS AND RELATED MATTERS.

The documents filed by Skyworks with the SEC also may be obtained free of charge at Skyworks’ website at https://www.skyworksinc.com/investors or upon written request to Skyworks at investor.relations@skyworksinc.com. The documents filed by Qorvo with the SEC also may be obtained free of charge at Qorvo’s website at https://ir.qorvo.com/ or upon written request to Qorvo at investor-relations@qorvo.com. These documents filed with the SEC are also available for free to the public at the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Skyworks’ and Qorvo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Skyworks and Qorvo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Skyworks’ and Qorvo’s businesses and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Skyworks and Qorvo; (iii) Skyworks’ and Qorvo’s ability to implement their business strategies; (iv) pricing trends; (v) potential litigation relating to the proposed transaction that has been or could be instituted against Skyworks, Qorvo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Skyworks’ or Qorvo’s business, including current plans and operations; (vii) the ability of Skyworks or Qorvo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Skyworks’ common stock; (x) legislative, regulatory and economic developments affecting Skyworks’ and Qorvo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Skyworks and Qorvo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Skyworks’ or Qorvo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Skyworks’ or Qorvo’s ability to pursue certain business opportunities or strategic transactions; and (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Skyworks’ and Qorvo’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus. While the list of factors presented here and in the Joint Proxy Statement/Prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Skyworks’ or Qorvo’s consolidated financial condition, results of operations or liquidity. Neither Skyworks nor Qorvo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.